UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 5, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☐                     Form 40-F  ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes  ☐                     No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
Management’s Discussion & Analysis

The following document is being submitted herewith:

•	Press Release dated May 5, 2005.

•	Interim Report to Shareholders for the three months ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 5, 2005	By:	/s/ "Blaine G. Melnyk"
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge reports strong first quarter earnings

Highlights

•	Reported earnings increase to $220.6 million

•	Adjusted operating earnings increase 8% to $205.0 million

•	Continued encouraging progress on various oil and gas infrastructure growth initiatives

•	Spearhead reversal construction commences on receipt of regulatory approval

CALGARY, Alberta, May 5, 2005 — “Enbridge’s first quarter performance is strong and consistent with our expectations and previously noted full year adjusted operating earnings target of $3.20 to $3.30 per common share,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge Inc. “Enbridge generated another solid quarter of earnings growth, with contributions from all business segments. Energy supply and demand fundamentals are very strong and we are advancing multiple projects for the mutual benefit of our customers and shareholders.”

“I am particularly pleased with the integration of the Enbridge Offshore Pipelines assets and personnel acquired from Shell at year-end” added Mr. Daniel. “In the first quarter we consolidated our interest in the Garden Banks pipeline system and we plan to tie in other production to come on stream in later 2005 and 2006. The deep water Gulf of Mexico is expected to remain a prolific production area for many years to come, and we also expect to participate in future LNG regasification and delivery opportunities.” Mr. Daniel concluded. “Our existing and proposed energy delivery infrastructure assets now target many of North America’s developing energy basins, including Alberta Oilsands, Texas tight gas and Alaskan gas, and are well positioned to contribute to Enbridge’s continued growth.”

On May 5, 2005, the Enbridge Board of Directors declared quarterly dividends of $0.50 per common share on a pre-split basis and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2005 to shareholders of record on May 16, 2005. A proposed stock split is subject to shareholder approval at today’s Special and Annual Meeting and the record date for the stock split is expected to be May 20, 2005.

Earnings applicable to common shareholders are $220.6 million for the three months ended March 31, 2005, or $1.31 per share, compared with $112.4 million, or $0.67 per share, in 2004. The $108.2 million increase in earnings is largely due to the change in the year-end of the gas distribution operations and the elimination of seasonal distribution rates. These factors create a lack of comparability between periods, including a significant increase in revenues, however comparable information is provided below. Other significant changes include the earnings from the recently acquired Enbridge Offshore Pipelines, lower interest expense and the absence of earnings from AltaGas which was sold in 2004.

Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Liquids Pipelines	53.0	52.6
Gas Pipelines	18.3	13.0
Sponsored Investments	18.4	15.4
Gas Distribution and Services[1]	127.8	39.5
International	18.2	16.2
Corporate	(15.1)	(24.3)

	220.6	112.4

[1]	Consolidated earnings for 2005 reflect earnings from Enbridge Gas Distribution (EGD), Noverco and Other Gas Distribution Operations on a calendar year basis for the three months ended March 31, 2005; whereas, first quarter earnings for 2004 reflected earnings from EGD, Noverco and Other Gas Distribution Operations on a quarter lag basis for October 1, 2003 to December 31, 2003. Effective December 31, 2004, EGD changed its fiscal year-end for financial reporting purposes from September 30 to December 31. Accordingly, the 2004 earnings from EGD, Noverco and Other Gas Distribution Operations are not comparable to earnings for 2005. Reconciliations are provided below.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Sponsored Investments
Dilution gains on EEP unit issuance	4.6	0.9

	4.6	0.9
Gas Distribution and Services
Quarter lag earnings for the three months ended December 31, 2003[2]	—	27.1
Calendar basis earnings for the three months ended March 31, 2004[2]	—	(152.3)
Colder than normal weather[2]	3.7	16.5
Seasonal distribution rates	—	29.1
Dilution gain in Noverco (Gaz Metro unit issuance)	7.3	—
Revalue future income taxes due to tax rate changes	—	0.6

	11.0	(79.0)
Total significant non-operating factors and variances increasing/(decreasing) earnings	15.6	(78.1)

[2]	Effective December 31, 2004, EGD’s fiscal year end changed from September 30 to December 31 and EGD is no longer consolidated on a quarter lag basis. In order to compare 2004 earnings to 2005, the 2004 first quarter earnings for EGD, Noverco and Other Gas Distribution Operations, which were for the period October 1, 2003 to December 31, 2003, have been eliminated and second quarter earnings, for the period January 1, 2004 to March 31, 2004, have been added. Other non-operating factors and variances that affected these businesses in 2004 are for the period January 1, 2004 to March 31, 2004 as was reported in the Company’s second quarter results for 2004.

Significant operating factors affecting earnings in 2005 include the following:

•	Enbridge Offshore Pipelines, acquired December 31, 2004, contributes positive earnings.
•	The Aux Sable liquids extraction plant reflects an improvement over the prior year due to improved fractionation margins.
•	There are no earnings from AltaGas in 2005 as the investment was sold in 2004.
•	Corporate costs are lower primarily as a result of lower interest expense.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term net investment hedges to economically hedge a significant portion of the cash flows related to certain of these operations. However, this does not eliminate the earnings volatility due to exchange rate differences and the translation of these foreign currency denominated earnings for accounting purposes. During the first quarter of 2005, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $4.4 million (2004 — $1.9 million) of incremental cash flows, which is not included in reported earnings.

Non-GAAP Measures

This news release contains a reference to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. This is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable to a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides more useful information to investors and shareholders as it provides increased predictive value and allows them to more accurately identify the trend in earnings.

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

GAAP earnings as reported	220.6	112.4
Non-operating factors and variances as per above table	(15.6)	78.1

Adjusted Operating Earnings	205.0	190.5

Liquids Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge System	38.9	41.2
Athabasca System	12.3	10.7
NW System	1.8	1.9
Feeder Pipelines and Other	—	(1.2)

	53.0	52.6

•	Enbridge System earnings include management’s estimate of the incentive tolling agreement renegotiation outcome as well as higher revaluation oil losses associated with significant changes in crude oil prices during the quarter. These decreases are partially offset by an increase in Enbridge’s share of the Terrace surcharge effective April 1, 2004.
•	The earnings variance in Feeder Pipelines and Other is the result of Federal Energy Regulatory Commission ordered reparations on the Frontier Pipeline, partially recorded in the first quarter of 2004.

Gas Pipelines

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Alliance Pipeline (US)	7.9	9.0
Enbridge Offshore Pipelines	6.0	—
Vector Pipeline	4.4	4.0

	18.3	13.0

•	Alliance Pipeline (US) earnings primarily reflect the impact of the stronger Canadian dollar in 2005.
•	Enbridge Offshore Pipelines was acquired on December 31, 2004 for $754.0 million.
•	Vector earnings were positively impacted by continued growth in short haul firm transportation volumes, partially offset by the impact of the stronger Canadian dollar in 2005.

Sponsored Investments

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge Energy Partners (EEP)	5.5	7.0
Enbridge Income Fund (EIF)	8.3	7.5
Dilution Gains	4.6	0.9

	18.4	15.4

•	EEP’s 2005 results reflect various factors including slightly lower operating earnings, a stronger Canadian dollar and a lower ownership interest.
•	EEP issued more partnership units in 2005 than 2004 and because Enbridge did not fully participate in these offerings, dilution gains resulted.

Gas Distribution and Services

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge Gas Distribution[1]	91.1	11.5
Noverco[1]	21.9	13.6
CustomerWorks/ECS	6.1	4.9
Other Gas Distribution Operations[1]	4.8	2.0
Enbridge Gas New Brunswick	1.0	1.1
Gas Services	0.9	(0.4)
Aux Sable	3.2	1.3
AltaGas Income Trust (investment sold in 2004)	—	4.7
Other	(1.2)	0.8

	127.8	39.5

[1]	Earnings for 2005 are on a calendar year basis for the three months ended March 31, 2005; whereas, first quarter earnings for 2004 reflected earnings on a quarter lag basis for October 1, 2003 to December 31, 2003. Effective December 31, 2004, EGD changed its fiscal year-end for financial reporting purposes from September 30 to December 31. Accordingly, the 2004 earnings from EGD, Noverco and Other Gas Distribution Operations are not comparable to earnings for 2005. Reconciliations are provided below.

•	The higher earnings from Aux Sable are the result of improved fractionation margins.
•	The variance in Other is primarily the result of business development costs related to the proposed Rabaska LNG facility.

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge Gas Distribution — as reported	91.1	11.5
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(11.5)
calendar basis earnings for the three months ended March 31, 2004[2]	—	132.4
colder than normal weather	(3.7)	(16.5)
seasonal distribution rates	—	(29.1)

	87.4	86.8

[1]	These earnings are included in Enbridge’s consolidated earnings for the first quarter of 2004.
[2]	These earnings are included in Enbridge’s consolidated earnings for the second quarter of 2004.

•	The 2005 regulatory decision eliminated seasonal distribution rates, which were higher in the winter months and lower in the summer months, and replaced them with a uniform annual rate. Commencing in 2005, this shifts a portion of earnings from the winter months to the summer months. The seasonal distribution rate variance, noted in the above table, is the effect of applying the uniform rate to 2004 results and volumes.

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Noverco — as reported	21.9	13.6
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(13.6)
calendar basis earnings for the three months ended March 31, 2004[2]	—	15.0
dilution gain in Noverco (Gaz Metro unit issuance)	(7.3)	—

	14.6	15.0

[1]	These earnings are included in Enbridge’s consolidated earnings for the first quarter of 2004.
[2]	These earnings are included in Enbridge’s consolidated earnings for the second quarter of 2004.

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Other Gas Distribution Operations — as reported	4.8	2.0
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(2.0)
calendar basis earnings for the three months ended March 31, 2004[2]	—	4.9

	4.8	4.9

[1]	These earnings are included in Enbridge’s consolidated earnings for the first quarter of 2004.
[2]	These earnings are included in Enbridge’s consolidated earnings for the second quarter of 2004.

International

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

CLH	11.6	9.8
OCENSA/CITCol	8.2	7.8
Other	(1.6)	(1.4)

	18.2	16.2

•	Results from CLH reflect increased volumes due to greater demand for refined products throughout Spain.

Corporate

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Corporate	(15.1)	(24.3)

•	The $9.2 million decrease in corporate costs is primarily the result of lower interest expense partially related to the December 2004 redemption of preferred securities.

Conference Call

Enbridge will hold a conference call on May 5, 2005 at 9:30 a.m. Eastern time (7:30 a.m. Mountain time) to discuss the first quarter 2005 results. The call can be accessed at 1-800-901-5248, pass code of 44954330, and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 50611581; in addition, the webcast replay and transcript will be available on the website, later in the day.

The unaudited interim consolidated financial statements and MD&A, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended
(unaudited; millions of Canadian dollars,	March 31,

except per share amounts)	2005	2004

FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	53.0	52.6
Gas Pipelines	18.3	13.0
Sponsored Investments	18.4	15.4
Gas Distribution and Services	127.8	39.5
International	18.2	16.2
Corporate	(15.1)	(24.3)

	220.6	112.4

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	368.9	239.7
Changes in operating assets and liabilities	300.7	(47.6)

	669.6	192.1

Common Share Dividends	86.9	78.7

Earnings per Common Share	1.31	0.67

Dividends per Common Share	0.5000	0.4575

Weighted Average Common Shares Outstanding (millions)	168.3	166.8

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,032	2,102
Barrel miles (billions)	172	185
Average haul (miles)	938	967
Gas Distribution and Services[3]
Volumes (billion cubic feet)	196	130
Number of active customers (thousands)	1,775	1,706
Degree day deficiency[4]
Actual	2,090	1,023
Forecast based on normal weather	1,962	937

1.	Highlights of Gas Distribution and Services for 2004 reflect the results of Enbridge Gas Distribution (EGD) and other gas distribution operations on a one-quarter lag basis for the three months ended December 31, 2003. For 2005, as a result of EGD’s change in fiscal year end from September 30 to December 31, Highlights reflect the results of EGD and other gas distribution operations for the three months ended March 31, 2005.
2.	Liquids Pipelines operating highlights include the statistics of the 11.2% owned Lakehead System and other wholly-owned liquid pipeline operations.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,

	2005	2004

Revenues
Gas sales	1,553.9	969.8
Transportation	545.5	409.0
Energy services	82.3	74.4

	2,181.7	1,453.2

Expenses
Gas costs	1,395.7	854.9
Operating and administrative	259.4	202.3
Depreciation	143.3	110.5

	1,798.4	1,167.7

Operating Income	383.3	285.5
Investment and Other Income	82.2	76.2
Interest Expense	(135.3)	(124.1)

	330.2	237.6
Income Taxes	(107.9)	(123.5)

Earnings	222.3	114.1
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	220.6	112.4

Earnings Per Common Share	1.31	0.67

Diluted Earnings Per Common Share	1.30	0.67

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
(unaudited; millions of Canadian dollars)	March 31,

	2005	2004

Retained Earnings at Beginning of Period	1,840.9	1,511.4
Earnings Applicable to Common Shareholders	220.6	112.4
Common Share Dividends	(86.9)	(78.7)

Retained Earnings at End of Period	1,974.6	1,545.1

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars)	2005	2004

Cash Provided By Operating Activities
Earnings	222.3	114.1
Charges/(credits) not affecting cash
Depreciation	143.3	110.5
Equity earnings in excess of cash distributions	(28.2)	(31.7)
Gain on reduction of ownership interest	(15.6)	(2.5)
Future income taxes	37.1	49.0
Other	10.0	0.3
Changes in operating assets and liabilities	300.7	(47.6)

	669.6	192.1

Investing Activities
Acquisitions	(42.7)	(3.7)
Long-term investments	(61.0)	(16.2)
Additions to property, plant and equipment	(83.1)	(71.3)
Changes in construction payable	14.0	(5.2)

	(172.8)	(96.4)

Financing Activities
Net change in short-term borrowings and short-term debt	(701.8)	(165.5)
Long-term debt issues	620.1	300.0
Long-term debt repayments	(296.9)	(150.0)
Non-recourse long-term debt repayments	(4.3)	(14.2)
Non-recourse long-term debt issues	6.8	—
Non-controlling interests	(4.5)	(0.6)
Common shares issued	27.4	19.5
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(86.9)	(78.7)

	(441.8)	(91.2)

Increase in Cash	55.0	4.5
Cash at Beginning of Period	105.5	104.1

Cash at End of Period	160.5	108.6

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2005	2004

Assets
Current Assets
Cash	160.5	105.5
Accounts receivable and other	1,293.4	1,451.9
Inventory	503.2	791.6

	1,957.1	2,349.0
Property, Plant and Equipment, net	10,317.8	9,066.5
Long-Term Investments	1,924.6	2,278.3
Receivable from Affiliate	175.3	171.7
Deferred Amounts and Other Assets	783.0	729.2
Goodwill	359.7	31.5
Intangible Assets	250.2	133.9
Future Income Taxes	151.4	145.0

	15,919.1	14,905.1

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	272.2	650.6
Accounts payable and other	1,099.3	1,275.9
Interest payable	84.3	83.8
Current maturities and short-term debt	240.0	703.9
Current portion of non-recourse long-term debt	71.1	30.2

	1,766.9	2,744.4
Long-Term Debt	6,514.8	6,053.3
Non-Recourse Long-Term Debt	1,715.0	665.2
Other Long-Term Liabilities	146.1	151.8
Future Income Taxes	937.1	797.3
Non-Controlling Interests	693.8	514.9

	11,773.7	10,926.9
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,309.8	2,282.4
Contributed surplus	6.0	5.4
Retained earnings	1,974.6	1,840.9
Foreign currency translation adjustment	(134.3)	(139.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,145.4	3,978.2

	15,919.1	14,905.1

SEGMENTED INFORMATION

Three months ended March 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services[1]	International	Corporate	Consolidated

Revenues	211.8	96.5	60.3	1,809.6	3.5	—	2,181.7
Gas costs	—	—	—	(1,395.7)	—	—	(1,395.7)
Operating and administrative	(74.2)	(21.2)	(13.2)	(140.2)	(4.6)	(6.0)	(259.4)
Depreciation	(37.2)	(24.2)	(17.5)	(63.1)	(0.3)	(1.0)	(143.3)

Operating income	100.4	51.1	29.6	210.6	(1.4)	(7.0)	383.3
Investment and other income	(0.8)	—	20.7	26.6	20.1	15.6	82.2
Interest and preferred equity charges	(24.3)	(21.1)	(15.5)	(44.7)	—	(31.4)	(137.0)
Income taxes	(22.3)	(11.7)	(16.4)	(64.7)	(0.5)	7.7	(107.9)

Earnings applicable to common shareholders	53.0	18.3	18.4	127.8	18.2	(15.1)	220.6

Three months ended March 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services[1]	International	Corporate	Consolidated

Revenues	204.9	67.5	—	1,173.4	7.4	—	1,453.2
Gas costs	—	—	—	(854.9)	—	—	(854.9)
Operating and administrative	(68.1)	(12.8)	—	(107.9)	(9.0)	(4.5)	(202.3)
Depreciation	(35.9)	(16.8)	—	(56.7)	(0.4)	(0.7)	(110.5)

Operating income	100.9	37.9	—	153.9	(2.0)	(5.2)	285.5
Investment and other income	1.0	0.2	25.6	21.8	19.3	8.3	76.2
Interest and preferred equity charges	(25.0)	(16.8)	—	(43.0)	—	(41.0)	(125.8)
Income taxes	(24.3)	(8.3)	(10.2)	(93.2)	(1.1)	13.6	(123.5)

Earnings applicable to common shareholders	52.6	13.0	15.4	39.5	16.2	(24.3)	112.4

1.	Gas Distribution and Services results for 2004 were consolidated on a one-quarter-lag basis and therefore reflect the period from October 1, 2003 to December 31, 2003. Starting at the end of 2004, EGD changed its fiscal year end from September 30 to December 31. Therefore, the quarter lag basis of consolidation was eliminated. Gas Distribution and Services results for 2005 reflect the period from January 1, 2005 to March 31, 2005.

Enbridge Inc.
Management’s Discussion & Analysis
For the Three Months Ended March 31, 2005
Dated May 5, 2005

This discussion should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three months ended March 31, 2005.

Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Liquids Pipelines	53.0	52.6
Gas Pipelines	18.3	13.0
Sponsored Investments	18.4	15.4
Gas Distribution and Services[1]	127.8	39.5
International	18.2	16.2
Corporate	(15.1)	(24.3)

	220.6	112.4

[1]	Consolidated earnings for 2005 reflect earnings from Enbridge Gas Distribution (EGD), Noverco and Other Gas Distribution Operations on a calendar year basis for the three months ended March 31, 2005; whereas, first quarter earnings for 2004 reflect earnings from EGD, Noverco and Other Gas Distribution Operations on a quarter-lag basis for October 1, 2003 to December 31, 2003. Effective December 31, 2004, EGD changed its fiscal year-end for financial reporting purposes from September 30 to December 31. Accordingly, the 2004 earnings from EGD, Noverco and Other Gas Distribution Operations are not comparable to earnings for 2005. Reconciliations are provided below.

Earnings applicable to common shareholders are $220.6 million for the three months ended March 31, 2005, or $1.31 per share, compared with $112.4 million, or $0.67 per share, in 2004. The $108.2 million increase in earnings is largely due to the change in the year-end of the gas distribution operations and the elimination of seasonal distribution rates. These factors create a lack of comparability between periods, however comparable information is provided below. Other significant changes include the earnings from the recently acquired Enbridge Offshore Pipelines, lower interest expense and the absence of earnings from AltaGas which was sold in 2004.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Sponsored Investments
Dilution gains on EEP unit issuance	4.6	0.9

	4.6	0.9
Gas Distribution and Services
Quarter lag earnings for the three months ended December 31, 2003[1]	—	27.1
Calendar basis earnings for the three months ended March 31, 2004[1]	—	(152.3)
Colder than normal weather	3.7	16.5
Seasonal distribution rates	—	29.1
Dilution gain in Noverco (Gaz Metro unit issuance)	7.3	—
Revalue of future income taxes due to tax rate changes	—	0.6

	11.0	(79.0)
Total significant non-operating factors and variances increasing/ (decreasing) earnings	15.6	(78.1)

[1]	Effective December 31, 2004, EGD’s fiscal year-end changed from September 30 to December 31 and EGD is no longer consolidated on a quarter-lag basis. In order to compare 2004 earnings to 2005, the 2004 first quarter earnings for EGD, Noverco and Other Gas Distribution Operations, which were for the period October 1, 2003 to December 31, 2003, have been eliminated and second quarter earnings, for the period January 1, 2004 to March 31, 2004, have been added. Other non-operating factors and variances that affected these businesses in 2004 are for the period January 1, 2004 to March 31, 2004 as was reported in the Company’s second quarter results for 2004.

Significant operating factors affecting earnings in 2005 include the following:

•	Enbridge Offshore Pipelines, acquired December 31, 2004, contributes positive earnings.
•	The Aux Sable liquids extraction plant reflects an improvement over the prior year due to improved fractionation margins.
•	There are no earnings from AltaGas in 2005 as the investment was sold in 2004.
•	Corporate costs are lower primarily as a result of lower interest expense.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term net investment hedges to economically hedge a significant portion of the cash flows related to certain of these operations. However, this does not eliminate the earnings volatility due to exchange rate differences and the translation of these foreign currency denominated earnings for accounting purposes. During the first quarter of 2005, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $4.4 million (2004 — $1.9 million) of incremental cash flows, which is not included in reported earnings.

RECENT DEVELOPMENTS

Incentive Tolling Agreement
Enbridge System’s incentive tolling agreement expired on December 31, 2004. Negotiations on a new incentive tolling agreement are approaching conclusion with the Canadian Association of Petroleum Producers (CAPP). Once a formal agreement is reached with CAPP, the specific terms of the settlement will be filed with the National Energy Board (NEB) for its approval.

The framework of the discussions has as its foundation the NEB’s multipipeline rate of return (9.46% effective 2005). As well, the framework has additional amounts that Enbridge will have the opportunity to earn through achievement of cost savings and targets with respect to new customer service metrics and through risk sharing.

2006 Rate Application
On March 18, 2005, the Company filed an application with the OEB for approval of the 2006 rates, under cost of service. The key elements of the application are summarized below:

Requested for
Regulatory year ending December 31,	2006

Rate base (millions)	$3,596.2
Rate of return on rate base	8.33%
Deemed common equity for regulatory purposes	35.00%
Rate of return on common equity	10.11%

Gas Distribution Access Rule (GDAR)
The GDAR, developed by the Ontario Energy Board (OEB), mandates that distributors, including Enbridge Gas Distribution (EGD), provide gas marketers with the option to consolidate the gas distribution charges to consumers on the marketers’ own bill, forcing the distributor to appoint the marketer as its billing agent. EGD would have to undertake extensive system changes and negotiate new contractual arrangements in order to effect the GDAR directives.

On January 11, 2005, the Ontario Court of Appeal dismissed an appeal, by EGD and Union Gas Limited, of the vendor consolidated billing aspects of the GDAR and upheld the OEB’s authority to enact these aspects of the GDAR. EGD elected not to appeal the Court of Appeal’s decision and has advised the OEB that it is prepared to implement the transactional aspects of the GDAR. EGD and other interested parties are awaiting direction from the OEB with respect to the scope and implementation of the GDAR. To ensure that the GDAR is implemented in a cost effective manner, EGD has recommended that an exemption to vendor consolidated billing be approved and that the consumer and public interest issues related to vendor consolidated billing be reviewed in an open hearing process.

Oil Sands Projects

During the first quarter of 2005, the Company entered into definitive agreements with Nexen Inc. and OPTI Canada Inc. (the Long Lake Shippers) to provide pipeline transportation services for the Long Lake oil sands project.

Under the terms of the agreement, Enbridge will construct, own and operate the pipeline and tank facilities required by the Long Lake Project, pipeline laterals and tank facilities at a proposed terminal on the Athabasca Pipeline, near Cheecham. The estimated cost of these facilities is $40 - $45 million with a planned availability for service date in late 2006. Enbridge’s 545-km Athabasca Pipeline will also require capacity expansion from the Cheecham-area terminal to its mainline terminal at Hardisty, Alberta.

The agreements provide for an initial contract volume of up to 60,000 barrels per day of crude oil with provisions for increases to the contract volume. The agreement covering the dedicated Long Lake lateral facilities is for a term of 25 years and the agreement for service on the Athabasca Pipeline is for a 50-month term with extension provisions. The agreements also provide flexibility for the Long Lake Shippers to use a proposed new pipeline — the Waupisoo Pipeline — to move crude oil from the Cheecham terminal to Edmonton.

Two-for-One Stock Split

The Board of Directors will recommend that shareholders approve a two-for-one stock split at the Company’s Annual and Special Meeting of Shareholders on May 5, 2005. Upon completion of the stock split, the number of outstanding shares would double from approximately 174 million to 348 million. Enbridge’s last stock split occurred in May 1999.

The proposed stock split would make Enbridge shares more accessible to retail shareholders, which should broaden Enbridge’s shareholder base and enhance liquidity and trading of the common shares.

If approved by shareholders, and subject to regulatory approvals, the record date for the stock split is expected to be May 20, 2005. As of that date, each shareholder of record would receive one additional common share for each common share held. If approved, it is anticipated that new Enbridge stock certificates would be mailed on or around May 27, 2005.

FINANCIAL RESULTS

Liquids Pipelines

Earnings

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge System	38.9	41.2
Athabasca System	12.3	10.7
NW System	1.8	1.9
Feeder Pipelines and Other	—	(1.2)

	53.0	52.6

Enbridge System earnings include management’s estimate of the incentive tolling agreement renegotiation outcome as well as higher revaluation oil losses associated with significant changes in crude oil prices during the quarter. These decreases are partially offset by an increase in Enbridge’s share of the Terrace surcharge, effective April 1, 2004.

The earnings variance in Feeder Pipelines and Other is the result of Federal Energy Regulatory Commission ordered reparations on the Frontier Pipeline, which were partially recorded in the first quarter of 2004.

Gas Pipelines

Earnings

	Three months ended
(millions of Canadian dollars)	March 31

	2005	2004

Alliance Pipeline (US)	7.9	9.0
Enbridge Offshore Pipelines	6.0	—
Vector Pipeline	4.4	4.0

	18.3	13.0

Alliance Pipeline (US) earnings primarily reflect the impact of the stronger Canadian dollar in 2005.

Enbridge Offshore Pipelines was acquired on December 31, 2004 for $754.0 million.

Vector earnings were positively impacted by continued growth in short haul firm transportation volumes, partially offset by the impact of the stronger Canadian dollar in 2005.

Sponsored Investments

Earnings

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge Energy Partners (EEP)	5.5	7.0
Enbridge Income Fund (EIF)	8.3	7.5
Dilution Gains	4.6	0.9

	18.4	15.4

EEP’s 2005 results reflect various factors including slightly lower operating earnings, a stronger Canadian dollar and a lower ownership interest.

EEP issued more partnership units in 2005 than 2004 and because Enbridge did not fully participate in these offerings, dilution gains resulted.

Gas Distribution and Services

Earnings

	Three months ended
(millions of Canadian dollars)	March 31,

	2005	2004

Enbridge Gas Distribution[1]	91.1	11.5
Noverco[1]	21.9	13.6
CustomerWorks/ECS	6.1	4.9
Other Gas Distribution Operations[1]	4.8	2.0
Enbridge Gas New Brunswick	1.0	1.1
Gas Services	0.9	(0.4)
Aux Sable	3.2	1.3
AltaGas Income Trust (investment sold in 2004)	—	4.7
Other	(1.2)	0.8

	127.8	39.5

[1]	Earnings for 2005 are on a calendar year basis for the three months ended March 31, 2005; whereas, first quarter earnings for 2004 reflect earnings on a quarter-lag basis for October 1, 2003 to December 31, 2003. Effective December 31, 2004, EGD changed its fiscal year-end for financial reporting purposes from September 30 to December 31. Accordingly, the 2004 earnings from EGD, Noverco and Other Gas Distribution Operations are not comparable to earnings for 2005. Reconciliations are provided below.

The higher earnings from Aux Sable are the result of improved fractionation margins. The variance in Other is primarily the result of business development costs related to the proposed Rabaska LNG facility.

	Three months ended
(millions of Canadian dollars)	March 31,
	2005	2004

Enbridge Gas Distribution — as reported	91.1	11.5
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(11.5)
calendar basis earnings for the three months ended March 31, 2004[2]	—	132.4
colder than normal weather	(3.7)	(16.5)
seasonal distribution rates	—	(29.1)

	87.4	86.8

[1]	These earnings are included in Enbridge’s consolidated earnings for the first quarter of 2004.

[2]	These earnings are included in Enbridge’s consolidated earnings for the second quarter of 2004.

The 2005 regulatory decision eliminated seasonal distribution rates, which were higher in the winter months and lower in the summer months, and replaced them with a uniform annual rate. Commencing in 2005, this shifts a portion of earnings from the winter months to the summer months. The seasonal distribution rate variance, noted in the table above, is the effect of applying the uniform rate to 2004 results and volumes.

	Three months ended
(millions of Canadian dollars)	March 31,
	2005	2004

Noverco — as reported	21.9	13.6
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(13.6)
calendar basis earnings for the three months ended March 31, 2004[2]	—	15.0
dilution gain in Noverco (Gaz Metro unit issuance)	(7.3)	—

	14.6	15.0

	Three months ended
(millions of Canadian dollars)	March 31,
	2005	2004

Other Gas Distribution Operations — as reported	4.8	2.0
Significant non-operating factors and variances:
quarter lag earnings for the three months ended December 31, 2003[1]	—	(2.0)
calendar basis earnings for the three months ended March 31, 2004[2]	—	4.9

	4.8	4.9

[1]	These earnings are included in Enbridge’s consolidated earnings for the first quarter of 2004.

[2]	These earnings are included in Enbridge’s consolidated earnings for the second quarter of 2004.

International
Earnings
	Three months ended
(millions of Canadian dollars)	March 31,
	2005	2004

CLH	11.6	9.8
OCENSA/CITCol	8.2	7.8
Other	(1.6)	(1.4)

	18.2	16.2

Results from CLH reflect increased volumes due to greater demand for refined products throughout Spain.

Corporate
Loss
	Three months ended
(millions of Canadian dollars)	March 31,
	2005	2004

Corporate	(15.1)	(24.3)

The $9.2 million decrease in corporate costs is primarily the result of lower interest expense partially related to the December 2004 redemption of preferred securities.

Liquidity and Capital Resources

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2005. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

Operating Activities
Cash provided by operating activities before changes in operating assets and liabilities was $368.9 million for the three months ended March 31, 2005 compared with $239.7 million for the three months ended March 31, 2004. The increase reflects increased earnings compared with the first quarter of 2004. Cash from changes in operating assets and liabilities was $300.7 million for the three months ended March 31, 2005 compared with a use of cash of $47.6 million for the three months ended March 31, 2004. This variance is due primarily to the elimination of the quarter-lag basis of accounting for EGD as explained under Financial Results for Gas Distribution and Services.

Investing Activities
Cash used for investing activities for the three months ended March 31, 2005 was $172.8 million compared with $96.4 million for the three months ended March 31, 2004. The increased use of cash in 2005 reflects the acquisitions of U.S. Oil and Garden Banks, a business included in Enbridge Offshore Pipelines, and payment of a contingent liability based on CLH meeting certain volume targets, increasing the Company’s investment in CLH. Both periods reflect the use of cash for additions to property, plant and equipment to support growth in core businesses.

Financing Activities
The Company’s debt to capitalization ratio was 62.9% on March 31, 2005 compared with 65.1% on December 31, 2004, continuing the Company’s trend of debt repayment and strengthening the balance sheet.

During the first quarter of 2005, the Company filed a universal shelf prospectus in the United States, which provides access to both debt and equity financing. The Company issued US$300 million of 10-year senior notes at an interest rate of 4.9% pursuant to this shelf prospectus. The proceeds were used to repay a US dollar line of credit, which was used to finance the purchase of Enbridge Offshore Pipelines on December 31, 2004.

The Company also repaid US$158 million 8.0% senior term notes that came due during the first quarter of 2005 with the proceeds of a $250 million, 5-year, 3.95% MTN.

CHANGE IN ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

Effective January 1, 2005 the Company adopted the new CICA accounting guideline for Consolidation of Variable Interest Entities. This new guideline requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity.

The Company has a 41.9% equity interest in Enbridge Income Fund (EIF), as well as a preferred unit investment that has no voting rights and a 30-year maturity. The preferred units earn a return that is equivalent to the per unit cash distributions earned by equity unit holders and are classified as a liability in EIF’s financial statements.

The Company is the primary beneficiary of EIF through a combination of the 41.9% equity interest and the preferred unit interest. The adoption of this guideline results in the inclusion of 100% of EIF’s financial statement balances in the Company’s financial statements but does not affect earnings.

Hedges, Financial Instruments — Recognition and Measurement and Comprehensive Income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Company is currently investigating the impact of these new standards.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,
except per share amounts)	2005			2004			2003

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	2,181.7	1,960.0	1,283.4	1,843.9	1,453.2	854.3	1,068.1	1,887.1
Operating income	383.3	231.5	168.8	397.7	285.5	102.2	182.7	449.3
Margin	0.176	0.118	0.132	0.216	0.196	0.120	0.171	0.238

Earnings applicable to common shareholders	220.6	104.8	179.7	248.4	112.4	27.3	90.7	445.4
Earnings per common share	1.31	0.63	1.07	1.49	0.67	0.16	0.54	2.70

Dividends per common share	0.5000	0.4575	0.4575	0.4575	0.4575	0.415	0.415	0.415

1.	Quarterly Financial Information has been prepared in accordance with Canadian generally accepted accounting principles.

Operating revenue from continuing operations fluctuates primarily due to the seasonality of the Company’s gas distribution business. Prior to October 1, 2004, this business had a September 30 year-end, which resulted in consolidation by the Company on a quarter-lag basis. Therefore, peak revenues were recorded in the Company’s second quarter, which represented EGD’s winter months. EGD has changed to a December 31 year-end and, as a result, the Company’s consolidated fourth quarter results for 2004 included the results of EGD for the six months ended December 31, 2004. EGD’s winter months are now consolidated in the Company’s first quarter earnings.

Effective October 1, 2004, EGD’s seasonal rates have been replaced with a uniform annual rate. The impact of this change will result in lower earnings in the winter months, offset by higher earnings in the summer months, causing a shift in earnings between quarters but no earnings impact on a 12 consecutive month basis.

Significant items which impact the quarterly earnings are as follows:

•	Second quarter earnings in 2003 include a $169.1 million gain on the sale of assets to EIF in June 2003 and a $9.2 million dilution gain on an EEP unit issuance.
•	Fourth quarter earnings in 2003 include an $11.1 million dilution gain on an EEP unit issuance, and a $6.0 million dilution gain related to Noverco. Offsetting the gain is a $26.0 million write-down of a regulatory receivable and a $4.6 million regulatory decision on outsourcing, both in the Company’s gas distribution business.
•	First quarter earnings in 2004 reflect a $47.6 million charge to earnings resulting from an increase in the Ontario tax rate and corresponding revaluation of future income taxes, as well as unbilled revenue of $35.0 million consistent with a change in the estimation process in 2004, both within EGD.
•	Second quarter earnings in 2004 reflect the $9.4 million partial reversal of the $35.0 million of unbilled revenue recorded in the first quarter of 2004 and a dilution gain of $8.0 million related to AltaGas.
•	Third quarter earnings in 2004 include a $97.8 million gain on the sale of the Company’s investment in AltaGas and the remaining reversal of $25.6 million related to unbilled revenue.
•	Fourth quarter earnings in 2004 include the additional “fifth quarter” for EGD and other gas distribution businesses that account for an increase of $57.2 million. This was partially offset by an impairment loss of $8.2 million on the Calmar gas plant.
•	First quarter earnings in 2005 include dilution gains in EEP and Noverco totaling $11.9 million.

Outstanding Share Data

Number of Shares
Common Shares — issued and outstanding	173,935,541
(voting equity shares)

Preference Shares, Series A	5,000,000
(non-voting equity shares)

Total issued and outstanding stock options	6,115,654
(3,299,879 vested)

Outstanding share data information is provided as at April 25, 2005.

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Additional information relating to Enbridge is available on www.sedar.com.

Certain information provided in this report constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended
(unaudited; millions of Canadian dollars,	March 31,

except per share amounts)	2005	2004

FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	53.0	52.6
Gas Pipelines	18.3	13.0
Sponsored Investments	18.4	15.4
Gas Distribution and Services	127.8	39.5
International	18.2	16.2
Corporate	(15.1)	(24.3)

	220.6	112.4

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	368.9	239.7
Changes in operating assets and liabilities	300.7	(47.6)

	669.6	192.1

Common Share Dividends	86.9	78.7

Earnings per Common Share	1.31	0.67

Dividends per Common Share	0.5000	0.4575

Weighted Average Common Shares Outstanding (millions)	168.3	166.8

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,032	2,102
Barrel miles (billions)	172	185
Average haul (miles)	938	967
Gas Distribution and Services[3]
Volumes (billion cubic feet)	196	130
Number of active customers (thousands)	1,775	1,706
Degree day deficiency[4]
Actual	2,090	1,023
Forecast based on normal weather	1,962	937

1.	Highlights of Gas Distribution and Services for 2004 reflect the results of Enbridge Gas Distribution (EGD) and other gas distribution operations on a one-quarter lag basis for the three months ended December 31, 2003. For 2005, as a result of EGD’s change in fiscal year end from September 30 to December 31, Highlights reflect the results of EGD and other gas distribution operations for the three months ended March 31, 2005.
2.	Liquids Pipelines operating highlights include the statistics of the 11.2% owned Lakehead System and other wholly-owned liquid pipeline operations.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
(unaudited; millions of Canadian dollars, except per share amounts)	March 31,
	2005	2004

Revenues
Gas sales	1,553.9	969.8
Transportation	545.5	409.0
Energy services	82.3	74.4

	2,181.7	1,453.2

Expenses
Gas costs	1,395.7	854.9
Operating and administrative	259.4	202.3
Depreciation	143.3	110.5

	1,798.4	1,167.7

Operating Income	383.3	285.5
Investment and Other Income	82.2	76.2
Interest Expense	(135.3)	(124.1)

	330.2	237.6
Income Taxes	(107.9)	(123.5)

Earnings	222.3	114.1
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	220.6	112.4

Earnings Per Common Share	1.31	0.67

Diluted Earnings Per Common Share	1.30	0.67

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
(unaudited; millions of Canadian dollars)	March 31,
	2005	2004

Retained Earnings at Beginning of Period	1,840.9	1,511.4
Earnings Applicable to Common Shareholders	220.6	112.4
Common Share Dividends	(86.9)	(78.7)

Retained Earnings at End of Period	1,974.6	1,545.1

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31
(unaudited; millions of Canadian dollars)	2005	2004

Cash Provided By Operating Activities
Earnings	222.3	114.1
Charges/(credits) not affecting cash
Depreciation	143.3	110.5
Equity earnings in excess of cash distributions	(28.2)	(31.7)
Gain on reduction of ownership interest	(15.6)	(2.5)
Future income taxes	37.1	49.0
Other	10.0	0.3
Changes in operating assets and liabilities	300.7	(47.6)

	669.6	192.1

Investing Activities
Acquisitions	(42.7)	(3.7)
Long-term investments	(61.0)	(16.2)
Additions to property, plant and equipment	(83.1)	(71.3)
Changes in construction payable	14.0	(5.2)

	(172.8)	(96.4)

Financing Activities
Net change in short-term borrowings and short-term debt	(701.8)	(165.5)
Long-term debt issues	620.1	300.0
Long-term debt repayments	(296.9)	(150.0)
Non-recourse long-term debt repayments	(4.3)	(14.2)
Non-recourse long-term debt issues	6.8	—
Non-controlling interests	(4.5)	(0.6)
Common shares issued	27.4	19.5
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(86.9)	(78.7)

	(441.8)	(91.2)

Increase in Cash	55.0	4.5
Cash at Beginning of Period	105.5	104.1

Cash at End of Period	160.5	108.6

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(unaudited; millions of Canadian dollars)	2005	2004

Assets
Current Assets
Cash	160.5	105.5
Accounts receivable and other	1,293.4	1,451.9
Inventory	503.2	791.6

	1,957.1	2,349.0
Property, Plant and Equipment, net	10,317.8	9,066.5
Long-Term Investments	1,924.6	2,278.3
Receivable from Affiliate	175.3	171.7
Deferred Amounts and Other Assets	783.0	729.2
Goodwill	359.7	31.5
Intangible Assets	250.2	133.9
Future Income Taxes	151.4	145.0

	15,919.1	14,905.1

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	272.2	650.6
Accounts payable and other	1,099.3	1,275.9
Interest payable	84.3	83.8
Current maturities and short-term debt	240.0	703.9
Current portion of non-recourse long-term debt	71.1	30.2

	1,766.9	2,744.4
Long-Term Debt	6,514.8	6,053.3
Non-Recourse Long-Term Debt	1,715.0	665.2
Other Long-Term Liabilities	146.1	151.8
Future Income Taxes	937.1	797.3
Non-Controlling Interests	693.8	514.9

	11,773.7	10,926.9
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,309.8	2,282.4
Contributed surplus	6.0	5.4
Retained earnings	1,974.6	1,840.9
Foreign currency translation adjustment	(134.3)	(139.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,145.4	3,978.2

	15,919.1	14,905.1

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2004 Annual Report. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2004 Annual Report except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation of Variable Interest Entities
Effective January 1, 2005 the Company adopted without restatement of prior periods the new CICA accounting guideline for Consolidation of Variable Interest Entities (AcG 15). This new standard requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. AcG 15 is applicable to variable interest entities previously created.

The Company has a 41.9% equity interest in Enbridge Income Fund (EIF), as well as a preferred unit investment that has no voting rights, a stated par value and a 30-year maturity. The preferred units earn a return that is equivalent to the cash distributions per unit to the equity unit holders and are classified as a liability in EIF’s financial statements.

The Company is the primary beneficiary of EIF through a combination of the 41.9% equity interest and the preferred unit interest.

Consolidating EIF had the following impact on the financial statements:

Statement of Financial Position	March 31,
(millions of Canadian dollars)	2005

Assets
Cash	37.6
Accounts receivable and other	25.9
Property, plant and equipment, net	1,252.9
Deferred amounts and other assets	37.7
Goodwill	308.1
Intangible assets	107.0

1,769.2
Less: Liabilities
Accounts payable and other	37.1
Current portion of non-recourse long-term debt	41.5
Non recourse long-term debt	1,039.6
Other long-term liabilities	6.8
Future income taxes	91.0
Non-controlling interests	172.8

1,388.8

380.4
Elimination of investment in EIF	(380.4)

Net financial position impact	nil

Statement of Earnings	Three months ended
(millions of Canadian dollars)	March 31, 2005

Transportation revenue	60.3
Less: Expenses
Operating and administrative	13.2
Depreciation	17.5
Investment and other income	2.3
Interest expense	15.5
Income taxes	(0.2)

48.3

12.0
Elimination of EIF investment income	(12.0)

Net earnings impact	nil

Statement of Cash Flows	Three months ended
(millions of Canadian dollars)	March 31, 2005

Operating activities	30.7
Investing activities	(1.3)
Financing activities	(6.6)

Net cashflow impact	22.8

Preferred Securities
Effective December 31, 2004, the Company early adopted amendments to the CICA Standard on the disclosure and presentation of financial instruments. The amendments require the Company’s preferred securities to be classified wholly as debt. The amendments were adopted retroactively and have resulted in the restatement of certain comparative amounts. For the three months ended March 31, 2004, interest expense increased $10.4 million, income taxes decreased $3.4 million and preferred security distributions of $7.0 million were eliminated.

2.	SEGMENTED INFORMATION

Three months ended March 31, 2005
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services[1]	International	Corporate	Consolidated

Revenues	211.8	96.5	60.3	1,809.6	3.5	—	2,181.7
Gas costs	—	—	—	(1,395.7)	—	—	(1,395.7)
Operating and administrative	(74.2)	(21.2)	(13.2)	(140.2)	(4.6)	(6.0)	(259.4)
Depreciation	(37.2)	(24.2)	(17.5)	(63.1)	(0.3)	(1.0)	(143.3)

Operating income	100.4	51.1	29.6	210.6	(1.4)	(7.0)	383.3
Investment and other income	(0.8)	—	20.7	26.6	20.1	15.6	82.2
Interest and preferred equity charges	(24.3)	(21.1)	(15.5)	(44.7)	—	(31.4)	(137.0)
Income taxes	(22.3)	(11.7)	(16.4)	(64.7)	(0.5)	7.7	(107.9)

Earnings applicable to common shareholders	53.0	18.3	18.4	127.8	18.2	(15.1)	220.6

Three months ended March 31, 2004
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services[1]	International	Corporate	Consolidated

Revenues	204.9	67.5	—	1,173.4	7.4	—	1,453.2
Gas costs	—	—	—	(854.9)	—	—	(854.9)
Operating and administrative	(68.1)	(12.8)	—	(107.9)	(9.0)	(4.5)	(202.3)
Depreciation	(35.9)	(16.8)	—	(56.7)	(0.4)	(0.7)	(110.5)

Operating income	100.9	37.9	—	153.9	(2.0)	(5.2)	285.5
Investment and other income	1.0	0.2	25.6	21.8	19.3	8.3	76.2
Interest and preferred equity charges	(25.0)	(16.8)	—	(43.0)	—	(41.0)	(125.8)
Income taxes	(24.3)	(8.3)	(10.2)	(93.2)	(1.1)	13.6	(123.5)

Earnings applicable to common shareholders	52.6	13.0	15.4	39.5	16.2	(24.3)	112.4

1.	Gas Distribution and Services results for 2004 were consolidated on a one-quarter-lag basis and therefore reflect the period from October 1, 2003 to December 31, 2003. Starting at the end of 2004, EGD changed its fiscal year end from September 30 to December 31. Therefore, the quarter lag basis of consolidation was eliminated. Gas Distribution and Services results for 2005 reflect the period from January 1, 2005 to March 31, 2005.

3.	ACQUISITIONS

On January 6, 2005, the Company acquired the industrial gas sales business of U.S. Oil Co. Inc. The purchase price included $30.0 million for goodwill and intangibles.

On March 22, 2005 the Company acquired the remaining 20% of Garden Banks Gas Pipeline, a business included in Enbridge Offshore Pipelines.

4.	STOCK-BASED COMPENSATION

During the three months ended March 31, 2005, 0.8 million (2004 — 0.9 million) fixed stock options were issued at a weighted average exercise price of $63.36 (2004 — $51.44). The weighted average grant-date fair value of the fixed stock options granted during the three months ended March 31, 2005 was $10.60 (2004 — $7.70) for each option granted3. Outstanding stock options expire over a period no later than February 3, 2015. The Company has applied the fair-value based method of accounting for stock options granted after January 1, 2003. Under this method, earnings include a compensation charge representing the fair value of options granted in years 2003 through 2005 amortized over the vesting period, with a corresponding increase to contributed surplus.

In addition, the Company granted 56,865 Performance Stock Units (PSUs) (2004 — nil) to the Company’s senior officers during the three months ended March 31, 2005. The PSUs granted in 2005 mature January 1, 2008. Compensation costs for PSUs are accounted for over the three-year period on a mark-to-market basis, whereby, a liability and expense are recorded based upon the number of PSUs outstanding, the current market price of the Company’s stock, and the Company’s performance relative to the specified peer group.

If the Company had used the fair-value based method to account for fixed stock options and performance-based options granted in fiscal 2002, earnings and earnings per share would have been as follows.

	Three months ended
	March 31,
(millions of Canadian dollars, except per share amounts)	2005	2004

Earnings applicable to common shareholders
As reported	220.6	112.4
Total stock-based compensation expense [1]	(2.7)	(1.8)
Included as an expense in the statement of earnings [2]	1.7	0.8

Pro forma earnings	219.6	111.4

Earnings per share
As reported	1.31	0.67

Pro forma	1.31	0.67

1.	Total stock-based compensation expense if the fair-value based method to expense all outstanding stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options and performance stock units granted in 2003 through 2005 as a result of the adoption of the fair-value based method on January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair-value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.4% (2004 — 4.8%), expected volatility of 16% (2004 — 15%), an expected life of 8 years (2004 — 8 years) and an expected dividend yield of 3.17% (2004 — 3.54%).

5.	POST-EMPLOYMENT BENEFITS

Pension Plans
The Company has three pension plans, which provide either defined benefit or defined contribution pension benefits, or both, for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide non-contributory defined pension benefits and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides non-contributory defined benefit pension benefits. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.

Net Pension and OPEB Costs Recognized

	Three months ended
	March 31,
(millions of Canadian dollars)	2005	2004

Benefits earned during the period	8.1	7.4
Interest cost on projected benefit obligations	15.8	14.7
Expected return on plan assets	(18.9)	(17.7)
Amortization and deferral of unrecognized amounts	3.1	3.7
Amount charged to Enbridge Energy Partners L.P.	(2.5)	(2.2)

Pension and OPEB costs recognized	5.6	5.9

The above reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB costs for the three month period ended March 31, 2005 are $4.4 million (2004 — $4.0 million).

6.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

Earnings and Comprehensive Income

	Three months ended
	March 31,
(millions of dollars except per share amounts)	2005	2004

Earnings under Canadian GAAP	220.6	112.4
U.S. GAAP earnings adjustments[1]	(6.6)	—
Tax effect of the above adjustments	2.6	—

Earnings under U.S. GAAP	216.6	112.4
Unrealized net gain/(loss) on cash flow hedges[5]	67.2	(26.4)
Foreign currency translation adjustment[5]	10.4	15.9

Comprehensive income	294.2	101.9

Earnings per common share	1.29	0.67

Diluted earnings per common share	1.27	0.67

Financial Position

(millions of dollars)
	March 31,		December 31,
	2005		2004
	Canada	United States	Canada	United States

Cash[6]	160.5	160.5	105.5	120.3
Accounts receivable and other[5,6]	1,293.4	1,379.5	1,451.9	1,483.6
Property, plant and equipment, net[6]	10,317.8	10,317.8	9,066.5	10,334.1
Long-term investments[6]	1,924.6	1,924.6	2,278.3	1,898.1
Deferred amounts[2,6]	783.0	1,483.8	729.2	1,699.2
Intangible assets[6]	250.2	250.2	133.9	242.2
Goodwill[6]	359.7	359.7	31.5	339.6
Accounts payable and other[1,6]	1,099.3	1,139.5	1,275.9	1,375.8
Current maturities and short-term debt[5,6]	240.0	250.7	703.9	715.2
Current portion of non-recourse debt[6]	71.1	71.1	30.2	71.7
Long-term debt[5,6]	6,514.8	6,518.9	6,053.3	6,264.9
Non-recourse long-term debt[6]	1,715.0	1,715.0	665.2	1,503.5
Other long-term liabilities[6]	146.1	146.1	151.8	158.5
Future income taxes[2]	937.1	1,644.9	652.3	1,638.9
Non-controlling interests[6]	693.8	693.8	514.9	689.9
Retained earnings	1,974.6	1,900.0	1,840.9	1,770.3
Additional paid in capital[1]		39.9	—	27.3
Foreign currency translation adjustment[5]	(134.3)		(139.8)	—
Accumulated other comprehensive loss[5]		(69.5)	—	(147.1)

1.	Stock-based Compensation

Effective January 1, 2003, the Company adopted FAS 123, Accounting for Stock-Based Compensation, on a prospective basis for U.S. GAAP, and elected to use the fair value-based method to measure compensation expense for all options issued after January 1, 2003. The adoption of the fair value method for U.S. GAAP eliminates all differences between Canadian and U.S. GAAP for options granted subsequent to the date of adoption. Disclosure differences in pro forma earnings between Canadian and U.S. GAAP will remain for those options granted prior to adoption, January 1, 2002, of the Canadian accounting standard for stock-based compensation. Earnings differences will remain for performance-based options granted during 2002 when they vest.

Prior to the adoption of FAS 123, the Company accounted for stock-based compensation for U.S. GAAP in accordance with APB 25, Accounting for Stock Issued to Employees, which required the use of the intrinsic value-based method to measure compensation expense. Under U.S. GAAP 405,000 of the 2002 issuance of performance-based options vested during 2005 giving rise to a pre-tax compensation expense of $6.6 million (2004 — nil).

2.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. The additional deferred income taxes under U.S. GAAP include the difference between capital cost allowance and depreciation of property, plant and equipment of $700.8 million (2004 — $596.8 million) and the incremental revenue required for the recovery of unrecorded taxes of $387.0 million (2004 — $331.3 million).

3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4.	Financial Instruments

For U.S. GAAP purposes, FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings unless specific hedge accounting criteria are met.

The accounting for changes in the fair value of derivatives held for hedging purposes depends upon their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods.

5.	Accumulated Other Comprehensive Loss

At March 31, 2005, Accumulated Other Comprehensive Loss consists of an accumulated foreign currency translation balance of $118.7 million (2004 — $129.1 million) and net unrealized gains of $49.2 million (2004 — losses of $18.0 million). For U.S. GAAP purposes the foreign currency translation adjustment balance is classified as a component of Accumulated Other Comprehensive Loss. The fair value of derivative financial instruments that qualify as cash flow hedges are also included in Accumulated Other Comprehensive Loss.

Of the total Accumulated Other Comprehensive Loss of $69.5 million (2004 — $147.1 million), the Company estimates that approximately $28.4 million (2004 — $11.8 million), representing unrecognized net losses on derivative activities at March 31, 2005, is expected to be reclassified into earnings during the next twelve months and primarily relates to natural gas supply management.

6.	Consolidation of Variable Interest Entities

On December 24, 2003, the Financial Accounting Standards Board issued a revision to FASB Interpretation (FIN) 46, which replaces the interpretation released in January 2003.

FIN 46R requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest. The Company is the primary beneficiary of EIF through a combination of the 41.9% equity interest and the preferred unit interest. Effective January 1, 2005 the Company adopted without restatement of prior periods the new CICA accounting guideline for Consolidation of Variable Interest Entities (AcG 15). AcG 15 and FIN46 do not create U.S. GAAP differences for the Company, therefore there is not a U.S. GAAP difference related to variable interest entities at March 31, 2005. The impact of FIN 46R included in the U.S. GAAP amounts for the comparative period and at December 31, 2004 is outlined below:

Statement of Financial Position	December 31,
(millions of Canadian dollars)	2004

Cash	14.8
Accounts receivable and other	22.7
Property, plant and equipment, net	1,267.8
Deferred amounts and other assets	42.0
Intangible assets	108.3
Goodwill	308.1

1,763.7
Less: Liabilities
Accounts payable and other	22.7
Current portion of non-recourse long-term debt	41.5
Non recourse long-term debt	1,045.3
Other long-term liabilities	6.7
Future income taxes	92.1
Non-controlling interests	175.0

1,383.3
380.4
Elimination of investment in EIF	(380.4)

Net financial position impact	nil

Statement of Earnings	Three months ended
(millions of Canadian dollars)	March 31, 2004

Transportation revenue	59.4
Operating and administrative	(14.4)
Depreciation	(17.5)
Investment and other income	(1.5)
Interest expense	(15.2)
Income taxes	-

10.8
Elimination of EIF investment income	(10.8)

Net earnings impact	nil

Statement of Cash Flows	Three months ended
(millions of Canadian dollars)	March 31, 2004

Operating activities	28.6
Investing activities	(1.0)
Financing activities	(15.5)

Net cashflow impact	12.1

Supplemental Disclosure — Pro Forma Compensation Expense
U.S. GAAP requires that, where the fair value based method is not used to measure compensation expense, pro forma earnings and earnings per share, calculated as if the fair value based method had been used, must be disclosed. In Canada, these requirements apply to options granted on or after January 1, 2002 and therefore, the Company’s Canadian GAAP disclosure does not include any options granted prior to that date.

	Three months ended
	March 31,
(millions of dollars except per share amounts)	2005	2004

Earnings under U.S. GAAP
As reported	216.6	112.4
Stock-based compensation expense	(5.4)	(1.8)
Included as an expense in the statement of earnings	5.7	0.8

Pro forma	216.9	111.4
Earnings per common share
As reported	1.29	0.67
Stock-based compensation expense	—	0.01

Pro forma	1.29	0.66
Diluted earnings per common share
As reported	1.27	0.67
Stock-based compensation expense	—	0.01

Pro forma	1.27	0.66